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November 6, 2023

New York, NY 10001
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Eric Envall
David Lin
Kate Tillan
Mark Brunhofer

Re:	Hut 8 Corp.
Amendment No. 5 to Registration Statement on Form S-4
Filed September 18, 2023
Responses dated September 18, 2023 and October 11, 2023
File No. 333-269738

On behalf of Hut 8 Corp. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 16, 2023 (the “Comment Letter”) with respect to the above-referenced Amendment No. 5 to Registration Statement on Form S-4 filed with the Commission on September 18, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission

November 6, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by responses from the Company, and where applicable, Hut 8 Mining Corp. (“Hut 8”) and U.S. Data Mining Group, Inc. (“USBTC”). Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Amendment No. 5 to Registration Statement on Form S-4

Risk Factors
The New Hut certificate of incorporation and New Hut bylaws will include a forum selection clause..., page 36

1.	We note your response to comment 4 and reissue in part. You disclose that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on New Hut’s behalf, including any derivative action asserting violations of the Exchange Act. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please revise your disclosure to clarify, if true, that the company does not intend for the exclusive forum provision to apply to Exchange Act claims. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

The Company respectfully acknowledges the Staff’s comment and confirms that the forum selection provisions in the New Hut certificate of incorporation and New Hut bylaws would not apply to suits arising under the under the Securities Exchange Act of 1934 (the “Exchange Act”), including derivative actions asserting violations of the Exchange Act, and has revised the risk factor detailing the exclusive forum provision on page 36 of the Amendment. The Company has also revised the amended and restated certificate of incorporation and amended and restated bylaws, in the forms filed as Exhibits 3.1 and 3.2 to the Amendment.

USBTC Financial Statements
Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Revenue Recognition, Cryptocurrency mining, page F-15

2.	Please note that we are still considering your responses in your letter dated October 11, 2023. In the meantime, we note from pages F-15 and F-44 that USBTC has determined that given the cancellation terms of the contracts, the contracts effectively provide them with the option to renew and that it determined that this renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. Tell us whether Hut 8 has reached a similar conclusion.

Securities and Exchange Commission

November 6, 2023

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Hut 8 has reached a similar conclusion to USBTC with regard to the interpretation of cancellation terms being options to renew and that Hut 8 considers these renewal rights as not a material right as the terms, conditions and compensation amounts are at then market rates.

Relatedly, USBTC has revised its revenue recognition policy disclosure in the Amendment to align with its previously communicated determinations regarding its revenue recognition policy. To facilitate the Staff’s review of the revised disclosure, the Company has attached the applicable changes as Exhibit A hereto.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Asher Genoot, President, Hut 8 Corp.
Aniss Amdiss, Chief Legal Officer and Corporate Secretary, Hut 8 Mining Corp.
June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP
Daniella G. Silberstein, Greenberg Traurig, P.A.
Raffael M. Fiumara, Greenberg Traurig, P.A.

Securities and Exchange Commission

November 6, 2023

Exhibit A

Cryptocurrency mining:

The majority of the Company’s revenue is derived from providing computing power (hashrate) to mining pools. The Company has entered into arrangements, as amended from time to time, with mining pool operators to provide computing power to the mining pools. The ~~contracts are terminable, without conditions or penalties, at any time by either party~~provision of computing power to mining pools is an output of the Company’s ordinary activities. The Company has the right to decide the point in time and duration for which it will provide computing power. As a result, the Company’s enforceable right to compensation only begins when, and continues as long as, the Company provides computing power to the mining pool. The contracts are terminable at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Therefore, the Company has determined that the duration of the contract~~s are~~is less than 24 hours~~. At the end of each contract term, the Company has a renewal right to continue~~ and that the contract ~~for another term~~continuously renews throughout the day. The Company has determined that this renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. ~~The consideration to which the Company is entitled is noncash (cryptocurrency). Each day, the Company accumulates all of the contracts within the 24 hour period and measures the consideration at fair value using the quoted price of the related cryptocurrency at the beginning of each day, as determined by the Company’s principal market, which is Coinbase Prime.~~There is no significant financing component in these transactions.

~~The provision of computing power to mining pools is an output of the Company’s ordinary activities and is the Company’s only performance obligation in its contracts with the mining pool operators.~~ In exchange for providing computing power, which represents the Company’s only performance obligation, the Company is entitled to noncash consideration in the form of cryptocurrency, calculated under one of two payout methods, depending on the mining pool. The two ~~payment~~payout methods used by the mining pools in which the Company participated are the Full Pay Per Share (“FPPS”) and Pay Per Share Plus (“PPS+”). Both reward systems contain ~~two~~three components, (1) a fractional share of the fixed cryptocurrency award from the mining pool operator (referred to as a “block reward”), ~~and~~ (2) transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator~~.~~ , and (3) mining pool operating fees retained by the mining pool operator for operating the mining pool. The Company’s total compensation is calculated using the following formula: the sum of the Company’s share of (a) block rewards and (b) transaction fees, less (c) mining pool operating fees.

(1)	Block rewards are calculated in the same manner under both FPPS and PPS+. The block reward earned by the Company is calculated by the mining pool operator based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate used in solving the current algorithm. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(2)	Transaction fees refer to the total fees paid by users of the network to execute transactions. Under FPPS, the Company is entitled to a pro-rata share of the total network transaction fees. The transaction fees paid out by the mining pool operator to the Company is based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool. Under PPS+, transaction fees are success based and hence are only paid if the mining pool receives transaction fees by successfully adding a block to the blockchain ~~during the contract term~~. The Company is entitled to a pro-rata share of the transaction fees received by the mining pool. The amount of transaction fees paid out by the mining pool operator to the Company is based on the proportion of hashrate the Company contributed to the mining pool’s total hashrate.

Securities and Exchange Commission

November 6, 2023

(3)	Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Company receives and are only incurred to the extent that the Company has generated mining revenue pursuant to the mining pool operators’ payout calculation.

Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable (~~both~~ block rewards ~~and~~, transaction fees and pool operating fees), as well as being noncash consideration, the Company assesses the estimated amount of the variable noncash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently, to determine when and to what extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved. ~~The Company includes~~For each contract under the FPPS payout method, the Company recognizes the noncash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception. For each contract under the PPS+ payout method, the Company recognizes the noncash consideration related to the block reward on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception. However, as the transaction fees for the PPS+ payout method are success based, the estimated variable noncash consideration ~~in revenue when it is concluded probable that a significant revenue reversal will not occur.~~is fully constrained from inclusion in revenue until the underlying uncertainties have been resolved and the amount of cryptocurrency to which the Company is entitled becomes known. For each contract under both payout methods, the Company measures noncash consideration at the bitcoin spot price at the beginning of the day on the date of contract inception, as determined by the Company’s principal market, which is Coinbase Prime.

~~The consideration to which the Company is entitled under both payout methods described above is net of any operating fees retained by the mining pool operator, which are not material. There is no significant financing component in these transactions.~~

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